EXECUTIVE SUMMARY

Immunotech Laboratories Inc. is an organization with full indefinite licensing rights of the Irreversible Pepsin Fraction (IPF) peptide molecule for the specific treatment and preventing of the HIV/AIDS indication. IPF is a peptide molecule that has a s affinity to bind with the HIV virus’ peptide components identified as gp41 and gp120 antigens, rendering them as super antigens, and taking away from them their stealthiness and their capability to destroy the immune system.

In addition to this mechanism of action, IPF will also enhance and upgrade the immune system components and criteria, as such resulting in a triple impact approach behaving as a:

1-       novel fusion inhibition treatment (blocking the HIV/AIDS virus’s receptors from entering the white blood cells)

2-       novel entry inhibition treatment (binding with the trap door of the white blood cell, and preventing molecularly the piercing mechanism of the HIV/AIDS virus’s receptors)

3-        an immuno-modulator, increasing T cells receptor CD4+ and cytokines relating with Th1 immune response.

Immunotech Laboratories Inc., in contrast to other biotech start-ups is based on a proven technological foundation and has scientifically demonstrated that its novel molecule IPF for the treatment of HIV/AIDS is a viable alternative and complimentary treatment product. Immunotech Laboratories Inc. will employ several strategies of market penetration, taking into consideration either introducing its product as a:

1- Complimentary treatment along with an anti-retroviral partner Pharmaceutical company with established manufacturing and distribution capabilities, securing a position in the global HAART market.

 2- As a preventive vaccine therapy based on cellular cells protein combined with viral HIV1 surface glycoproteins increasing the ability of the immune system to produce specific antibodies against this complex.

3- The company is currently conducting research to develop a method for protein based media production for stem cells CD34.

Immunotech Laboratories Inc. will be an organization with its core competency established in developing new novel therapeutic molecules for the treatment of HIV/AIDS (ITV-1) and subsequently in developing:

1-                   Pediatric HIV/AIDS treatment (ITV-2),

2-                   Pre-Natal HIV/AIDS treatment (ITV-3)

3-                   Preventive HIV/AIDS Vaccine (ITV-4)

The potential of immuno-modulators within the global market of existing treatments shows a tremendous growth opportunity,

a)                   driven by the mutation of ARV resistant viral strains

b)                   compliance issues

c)                   toxicity and quality of life barriers

d)                   prohibitive cost burden on both the micro and macro levels.

Furthermore, Immunotech has taken substantial experimental strides in preparing the framework for its product pipeline whereby in addition to the development of a Preventive HIV/AIDS Vaccine, Immunotech has already completed the needed research for HIV/AIDS Prenatal and Pediatric treatments.

Immunotech Laboratories, Inc. based on its novel therapeutic platform believes that its treatment for HIV/AIDS is a first of its kind, and first to market, based on laboratory in vitro results, suggesting a combination of entry inhibitor, fusion inhibitor and immunomodulator mechanisms of action. Laboratory results to date have not shown viral mutation to our treatment platform. Compared with existing market treatments, IPF shows suggestive in vitro cell culture based laboratory data of minimal toxicity levels. Our Treatment regimen is extremely easy to comply. Scientific data still needs to be validated with additional pre clinical studies and clinical trials.

SCIENCE

Immunotech Laboratories, Inc., (“Immunotech” or the “Company”), a Nevada corporation, has as its mission the discovery, and development of innovative and effective drug candidates against a range of life-threatening infectious diseases.  Utilizing powerful cell-based high-throughput screening platform complemented with high-content recombinant viral target assays and rational drug design, scientists at Immunotech profile compounds against clinically relevant resistant pathogens.  Many pathogens are notorious for their ability to mutate and become resistant to therapy. Therefore, it is vital that new drugs cope with this genetic variability and avoid the emergence of resistance.

Background

Resistance to all commercially available antiretroviral (ARV) agents within all classes has been reported.  The occurrence of multi-class resistance remains high, with 20% of infected individuals developing resistance to two or more classes within six years of initiating treatment, and 10% of newly diagnosed infections already resistant to at least one class in the U.S.  Multi-class resistance is even more prevalent in disenfranchised patient populations, whose rates of successful adherence to even the most simplified regimens available remains prohibitively low. Other mechanisms to treat HIV infection are sorely needed. Inactivated Pepsin Fraction (IPF), like other natural autoantibody based fractionated proteins, has an affinity to pathogenic binding and simultaneously produces effects of immune homeostasis in the presence of replacativly competent HIV.  IPF has shown significant antiretroviral activity via immune stimulatory pathways in vitro, notably helper T cells elaborate cytokines INFg, IL-2 and, IL-6. These cells selectively promote cell-mediated immune responses that are disadvantageous to viral replication with selection for the pathogenesis of resistant profiles of minority subspecies.

BUSINESS

SITUATION ANALYSIS

World Health Organization (WHO) HIV/AIDS Global Forecast

HIV/AIDS is a global disease and its incidence and mortality have risen systematically. Since 1983, more than 60 million people have been infected with the virus, causing 22 million deaths. According to new estimates from the Joint United Nations Program on HIV/AIDS (UNAIDS) and the WHO, at the end of 2001, 38.6 million adults and 3.2 million children were living with HIV.

Demographic and Socioeconomic Global Impact

HIV/AIDS is expensive to treat, competes with other diseases for economic assistance, and often “crowds out” other worthwhile healthcare programs. HIV/AIDS will cause a bigger loss than any other disease because it is 100% fatal, treatment is expensive, HIV/AIDS kills adults in their prime. The number of people living with HIV has risen from around 8 million in 1990 to nearly 40 million today, and is still growing. Around 63% of people living with HIV are in sub-Saharan Africa.

HIV/AIDS around the world

The majority of people with HIV, some 95% of the global total, live in the developing world. The proportion is set to grow even further as infection rates continue to rise in countries where poverty, poor health care systems and limited resources for prevention and care fuel the spread of the virus.

MARKET ANALYSIS

Current Treatments in The Market

Products in the market demonstrate side-effects which although HIV/AIDS treatments, fail to enhance the quality of life. Both families of NRTIs and NNRTIs are administered orally on a daily basis with strict compliance requirements to the regimen. Non-compliance has caused significant viral mutations to the ARVs. This led to treatment of HIV/AIDS patients with therapeutic combinations, further increasing the burden of adverse reactions and side effects.

Industry Development

The research development pipeline, is indicative that the future of therapeutics is concentrated in developing different novel treatments then current families of ARVs.  Most of these products still imply significant stress on the human body, and do not indicate efficacy in long term treatment, specifically immune to HIV viral mutation. It is important to note that one specific group which demonstrates potential promise are the immune modulators. A major difference with IPF as compared with current development products is the specificity of IPF in its mechanism of action against viral presence, whereas current developmental immunomodulators tend to be general in action. IPF based on clinical and experimental data has demonstrated a mechanism of action indicative of a combination Fusion Inhibitor and Immune Modulator.

Competitive Analysis

Current market sales indicate that the majority of products show annual sales of 100 plus million, with a significant number ranging from 300 up to 1000 million dollars in annual sales. Many of the major drug companies, have entered into partnership agreements with new comers, or with companies in different stages of development in the research pipeline, combining current ARVs with new drug families that impact the HIV/AIDS virus through different mechanisms of action.

RESEARCH AND PRODUCT PORTFOLIO

Scientific and Research Background

Irreversible Pepsin Fraction (IPF) is a highly purified pepsin protein extract. IPF has been extensively studied for its safety as well as for its immune modulation characteristics both in animals and human subjects. These immune modulation characteristics of IPF as well as its ability to treat HIV/AIDS patients has demonstrated the unique characteristics of IPF, in being a very highly purified single Pepsin protein extract which has very high Immune modulating characteristics. HIV/AIDS patients treated with IPF demonstrate a rapid modulation of the patients immune system, in a very short period of time (4 - 8 weeks), and does not require extensive administration of IPF. Further scientific data will be provided in an in-depth analysis of our scientific platform.

Product Viability - Mechanism of Action of IPF

The mechanism by which IPF is believed to work is in sharp contrast to currently available HIV treatments. The presently marketed RTI’s and PI’s work by blocking different steps in viral replication, and viral fusion. These regimens produce good initial results, but the ARVs are all susceptible to viral mutations which inherently result in eventual resistance to treatment by the HIV virus. IPF does not just target the HIV virus directly, but it stimulates and induces an aggressive immune response to infected cells and therefore is less likely to create or be susceptible to viral resistance.

Current Status - Pharmaceutical Research

Current treatment modalities against HIV usually involve reverse transcriptase inhibitors and protease inhibitors in combination to delay viral resistance. These therapies involve the ingestion of numerous oral medications per day, requiring close attention and careful follow up for many years. Compliance often becomes difficult as (1) the complexity of dosing increases, (2) combinations of medications increase side effects, and (3) combination therapies increase cost of treatment. The IPF treatment regimen is simple to follow to date showing minimal side effects. These will be further confirmed upon the completion of our long term toxicity study, as part of our pre-clinical efforts.

OPERATIONAL PLAN

The officers and directors of the Company are as follows:

Name                                                                                      Position

Ara Ghanime                                         Chairman of the Board and President

Harry Zhabilov                                     Executive Vice President and Chief Scientific Officer Secretary

Dr. Roscoe Moore Jr.                          Member Board of Directors

Stan Yakatan                                         Member Board of Directors

Dr. Mark Rosenfeld                             Member Board of Directors

Organizational Structure

Immunotech being a focused Biotech Research and Development organization will be structured to accommodate its needs for creating an open channel of information and technology transfer between its various functional components. The organization will be skewed towards a horizontal organic management style and philosophy.

Board of Directors

Ara Ghanime

Harry Zhabilov

Dr. Roscoe Moore Jr.

Stan Yakatan

Dr. Mark Rosenfeld

Scientific Advisory Board

Dr. Roberto Machuca, CEO Clirecon

MARKETING PLAN SYNOPSIS

Product Differentiation – Compliance Factor – Economic factor

IPF is a cost-effective, immune-based therapy with limited side effects that appears to function in some regards as a therapeutic vaccine vs. ARVs which carry significant side effects and toxicity issues, require daily dosing indefinitely, have compliance problems, are expensive, and are prone to the HIV virus forming resistance. While not clinical markers, these are issues of critical importance to the development and approval process- from an epidemiological perspective, and from the patients’ themselves.

Based on our apparent mechanism of action, we believe that we may be modulating an immune response to destroy infected CD4s, which would account for initial decreases. However, we also see a gradual leveling off of CD4, which may in fact alter the overall “count”. We believe that with the recombinant form of IPF as a salvage therapy targeting a focused market of ARV resistant patients globally, we believe our product will exploit the established guidelines for HIV/AIDS products with patient population most in need. The size of the salvage market is not insubstantial. Ten to 20% or more of patients on HAART in the USA and EU are resistant to all three classes of ARVs; 70-80% are resistant to one or more. Treatment-naïve subjects are also characterized by 18-22% showing resistance to one or more ARV classes (Rapid Report, XIII International HIV Drug Resistance Workshop, June 2004 / “An update on HIV drug resistance in the United Kingdom” CDR Weekly, Vol 14, no 48). On this indication alone, we estimate 180,000 to 288,000 potential patients available in the USA and EU alone. At an average annual cost of $ 10,000 to $ 20,000 for ARVs, this niche alone is a $ 1.8 to 2.2 billion annual opportunity.

Going forward, we will continue to build the case for the recombinant product as a therapeutic vaccine possibly useful as a method of deferring HAART and possibly creating a state of “long term non-progression”. In summation our product’s differentiation is based on:

1-       Minimal and minor side effects

2-       Minimal toxicity issues

3-       Tremendous cost savings

4-       Short and limited treatment cycle

5-       Easier Compliance adherence

6-       Zero risk of viral resistance and mutation in laboratory research

PRODUCT SWOT ANALYSIS

Strengths

Minimal and minor side effects

Minimal toxicity

Individual Cost savings

Institutional & Governmental Cost savings

Short treatment cycle

Easy compliance

Improving quality of life

Improving HIV resource Productivity

Weaknesses	Product requires refrigeration for storage.
Opportunities

Initial marketing based on complimentary treatment

Potential to evolve into stand alone treatment

Entry into HIV/AIDS salvage market

Potential for Preventive Aids Vaccine

Potential to develop yearly vaccine booster shots

Threats	Currently there are no direct competitor either currently in the market or in the research product line, being first to the market is crucial

CERTAIN TRANSACTIONS

Immunotech Laboratories, Inc. was incorporated under the laws of the State of Nevada on April 11, 2000 as Earthnet Media.com, Inc., the Company’s Articles of Incorporation provide for authorized capital of 25,000,000 Common shares, at a par value of $0.001 per share.

On June 1, 2000 the Company acquired all of the assets of Pac Pacific Group International, Inc. for 5,257,000 common shares.

On October 1, 2000 the Company increased its authorized capital from 25,000,000 common shares to 50,000,000 common shares with a par value of $0.001 per share.

On April 18, 2001 the Company changed its name from Earthnet Media.com, Inc. to Earthnet Media, Inc.

On February 27, 2003 the Company increased its capital stock from 50,000,000 common shares to 100,000,000 common shares with par value of $0.001 per share.

On June 23, 2005 the Company changed its name from Earthnet Media, Inc. to International Telecommunications, Inc. and increased the authorized common shares to 150,000,000 with par value of $0.001 per share and created a Preferred Class of 50,000,000 Series A with par value of $0.001 per share.

On February 19, 2006 the Company effected a reverse merger with Callaci Consulting Service, Inc. wherein the Company acquired 100% of the shares of Callaci Consulting in exchange for issuance of 10,306,521 common shares.

On June 21, 2006 the Company approved a forward split of five common shares for one common share thereby increasing the number of outstanding shares from 25,425,573 to 127,425,865.

On October 18, 2006 the Company changed its name to International Technology Systems, Inc.

On March 20, 2007 the Company entered into a Termination/Rescission Agreement with Callaci Consulting Services, Inc. terminating the reverse merger of February 19, 2006.

On December 15, 2008 Immunotech Laboratories, Inc. entered into a reverse merger with Immunotech Laboratories, Inc. of California.  The transaction involved the exchange of 100% of the issued and outstanding common shares of Immunotech California in exchange for 40,000,000 common shares of Immunotech Laboratories, Inc. the Nevada publicly traded entity.

On December 18, 2008 the Company changed its name from International Technology Systems, Inc. to Immunotech Laboratories, Inc.

On January 30, 2009 the Company entered into a licensing agreement with Ara Ghanime and Harry Zhabilov wherein the Company received a license from the Zhabilov Trust for use of the patents underlying use of IPF in treatment of HIV/AIDS only.  The licensing agreement provides for Ara Ghanime and Harry Zhabilov to receive 41.5% each of an interest in Immunotech Laboratories, Inc.

On February 26, 2009 the Company effected a one for one hundred reverse split on its common shares reducing the total issued and outstanding common shares from 55,566,022 to 555,660 common shares.

Conflicts of Interest

Other than as described herein the Company is not expected to have significant dealings with affiliates.  If there are such dealings the parties will attempt to deal on terms competitive in the market and on the same terms that either party would deal with a third person.

However, conflicts of interest are inherent in such dealings, and there is no assurance that such transactions will be favorable to the Company, due to the lack of arms length bargaining.  Presently none of the officers and directors has any transactions, which they contemplate entering into with the Company, aside from the matters described herein.

Management will attempt to resolve any conflicts of interest that may arise in favor of the Company.  Failure to do so could result in fiduciary liability to management.  Nevada corporate law permits provisions in the articles, by-laws or resolutions approved by shareholders, which limit liability of directors for breach of fiduciary duty to certain specified circumstances.

The Company’s by-laws indemnify its Officers and Directors to the full extent permitted by Nevada law.  Nevada law permits indemnification if a director or officer acts in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation.  A director or officer must be indemnified as to any matter in which he successfully defends himself.  Indemnification is prohibited as to any matter in which the director or officer is adjudged liable to the corporation.

DESCRIPTION OF SECURITIES

1. Common Stock

The Company is authorized to issue 150,000,000 shares of Common Stock (the “Common Stock”) of Par Value of one cent ($0.001).  As of the date of this Private Offering Memorandum the Company had 60,555,688 shares issued and outstanding.  Holders of Common Stock are each entitled to cast one vote for each Share held of record on all matters presented to shareholders.  Cumulative voting is not allowed; hence, the holders of a majority of the outstanding Common Stock can elect all directors.

Holders of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available and, in the event of liquidation, to share pro rata in any distribution of the Company’s assets after payment of liabilities.  The Board of Directors in not obligated to declare a dividend and it is not anticipated that dividends will be paid until the Company is profitable.

Holders of Common Stock do not have pre-emptive rights to subscribe to additional shares if issued by the Company.  There are no conversion, redemptions, sinking fund or similar provisions regarding the Common Stock.  All of the outstanding Shares of Common Stock are fully paid and non-assessable and all of the Shares of Common Stock offered thereby will be, upon issuance, fully paid and non-assessable.

Holders of Shares of Common Stock will have full rights to vote on all matters brought before shareholders for their approval, subject to preferential rights of holders of any series of Preferred Stock.  Holders of the Common Stock will be entitled to receive dividends, if and as declared by the Board of Directors, out of funds legally available, and share pro rata in any distributions to holders of Common Stock upon liquidation. The holders of Common Stock will have no conversion, pre-emptive or other subscription rights.  The Shares of Common Stock outstanding at the Closing will be validly issued, fully paid and non-assessable.  No warrants have been issued by the Company to any individual or entity.  No Stock Options have been granted.

2. Preferred Stock

The Company is authorized to issue 50,000,000 shares of Preferred Stock “A” (the “Preferred Stock”) of Par Value of one cent ($0.001).  As of the date of this Private Offering Memorandum the Company had 6,000,000 shares of Preferred Stock issued and outstanding.  The Company’s Articles of Incorporation may be amended to provide that the Board of Directors has the authority to divide the Preferred Stock into series and, within the limitations provided by Nevada statute, to fix by resolution the voting power, designations, preferences, and relative participation, special rights, and the qualifications, limitations or restrictions of the shares of any series so established.  The Company anticipates that the Board of Directors may authorize the issuance of Preferred Stock, without shareholder approval, in order to defend against any attempted takeover of the Company. The issuance of Preferred Stock may have an effect of delaying or preventing a change in control of the Company without further shareholder action and may adversely affect the rights and powers, including voting rights, of the holders of Common Stock.  In certain circumstances, the issuance of Preferred Stock could depress the market price of the Common Stock.  The Board of Directors effects a designation of each series of Preferred Stock by filing an Amended Article of Incorporation with the Nevada Secretary of State, defining the rights and preferences of each such series.  Documents so filed are matters of public record, and may be examined in accordance with procedures of the Nevada Secretary of State, otherwise copies thereof my be obtained from the Company upon request.

3. Voting Rights

Holders of the Company's Common Stock are entitled to one vote per Share for each Common Share held of record by Company shareholders.

4. Dividend Policy

The Company does not currently intend to declare or pay any dividends on its Common Stock, except to the extent that such payment is consistent with the Company's overall financial condition and plans for growth.  For the foreseeable future, the Company intends to retain excess future earnings, if any, to support development and growth of its business.  Any future determination to declare and pay dividends will be at the discretion of the Company's Board of Directors and will be dependent on the Company's financial condition, results of operations, cash requirements, plans for expansion, legal limitations, contractual restrictions and other factors deemed relevant by the Board of Directors.